Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Owlet, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

69120X 107

(CUSIP Number)

February 17, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69120X 107	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons John Stanton
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 657,524
	6	Shared Voting Power 7,102,326
	7	Sole Dispositive Power 657,524
	8	Shared Dispositive Power 7,102,326

9	Aggregate Amount Beneficially Owned by the Reporting Person 7,759,850
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.7%
12	Type of Reporting Person IN

CUSIP No. 69120X 107	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Theresa Gillespie
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,102,326
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,102,326

9	Aggregate Amount Beneficially Owned by the Reporting Person 7,102,326
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.0%
12	Type of Reporting Person IN

CUSIP No. 69120X 107	Schedule 13G	Page 3 of 7

ITEM 1.	(a)	Name of Issuer:

Owlet, Inc. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

3300 North Ashton Boulevard, Suite 300
Lehi, Utah 84043

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

John Stanton

Theresa Gillespie

	(b)	Address of Principal Business Office:

The principal business address of the Reporting Persons is P.O. Box 465, Medina, Washington 98039.

Citizenship of each Reporting Person is:

Each of the Reporting Persons is a citizen of the United States.

	(c)	Title of Class of Securities:

Class A Common stock, par value $0.0001 per share (“Common Stock”).

	(d)	CUSIP Number:

69120X 107

ITEM 3.

Not applicable.

CUSIP No. 69120X 107	Schedule 13G	Page 4 of 7

ITEM 4.	Ownership.

The ownership information presented below represents beneficial ownership of the shares of Class A Common Stock as of the date hereof, based upon 114,852,448 shares of the Issuer’s Common Stock outstanding as of November 10, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 14, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
John Stanton	7,759,850	6.7%	657,524	7,102,326	657,524	7,102,326
Theresa Gillespie	7,102,326	6.0%	0	7,102,326	0	7,102,326

The amounts reported above represent (i) 2,379,694 shares of Common Stock held by the Reporting Persons as tenants in common; (ii) 534,062 shares of Common Stock held as tenants in common through their 89.77% ownership of PN Cellular Inc., an entity that owns 594,923 shares of Common Stock; (iii) 185,906 shares of Common Stock beneficially owned by Mr. Stanton as the sole trustee for the Peter Thomsen Trust #2, (iv) 185,906 shares of Common Stock beneficially owned by Mr. Stanton as the sole trustee for the Samuel Thomsen Trust #2, (v) 51,020 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock beneficially owned by John Stanton as sole trustee for the Peter Thomsen Trust #2, (vi) the issuance of 91,836 shares of Common Stock upon the exercise of warrants beneficially owned by John Stanton as sole trustee for the Peter Thomsen Trust #2, (vii) 51,020 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock beneficially owned by John Stanton as sole trustee for the Samuel Thomsen Trust #2, (viii) 91,836 shares of Common Stock issuable upon the exercise of warrants beneficially owned by John Stanton as sole trustee for the Samuel Thomsen Trust #2, (ix) 1,495,918 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock beneficially owned by the Reporting Persons as tenants in common, and (x) the issuance of 2,692,652 shares of Common Stock upon the exercise of warrants held by the Reporting Persons as tenants in common.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 69120X 107	Schedule 13G	Page 5 of 7

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 69120X 107	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2023

JOHN STANTON

By:	/s/ John Stanton

THERESA GILLESPIE

By:	/s/ Theresa Gillespie

CUSIP No. 69120X 107	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.